Exhibit 20.1


For Immediate Release               Contacts:    Jamie Shaber

                                                 MSGI 212/594-7688 ext. 289
                                                 Robbie Tarpley Raffish
                                                 MSGI 610/918-1675
                                                 Deidre Moore
                                                 CMGI 978/684-3655


     MSGI SIGNS A BINDING ACQUISITION AGREEMENT TO ACQUIRE CMG DIRECT --CMGI
              TO BECOME A SIGNIFICANT MINORITY STOCKHOLDER IN MSGI.

 MSGI forms Internet unit through the strategic acquisition of CMG Direct and
                                PermissionPlus(TM)

NEW YORK (March 10, 1999) - - Marketing Services Group, Inc. (NASDAQ: MSGI), an integrated marketing and Internet services industry leader, today announced the signing of a binding agreement with CMGI, Inc. (NASDAQ: CMGI) to acquire its wholly-owned subsidiary, CMG Direct Corporation, including its business unit known as PermissionPlus. The transaction is targeted to close on or before May 15, 1999. As a result of this transaction, CMGI will become a significant minority stockholder in MSGI. The agreement is subject to customary closing conditions. Additional terms of the agreement were not disclosed.

CMG Direct is the original CMGI direct marketing business. Their latest Internet incubation is PermissionPlus, an automated Internet Marketing solution. The businesses will continue to operate out of their Boston area facility. This acquisition also launches the formation of MSGI's new Internet Group. Ed Mullen, President and CEO of CMG Direct, will become CEO of the MSGI Internet Group. The new entity will combine MSGI's Pegasus Internet division and PermissionPlus.

"We are delighted to inaugurate MSGI's Internet Group with the acquisition of such a prestigious company as CMG Direct, and to have such a great leader and visionary as Ed Mullen to take us to the next level," said Jeremy Barbara, Chairman and CEO of MSGI. "We believe PermissionPlus will continue to lead the industry in Internet marketing automation."

PermissionPlus, a Web application, enables companies to automate Web site customer acquisition and increase customer lifetime value. It combines the power of a market research company, database management service, e-mail service bureau, campaign management tool, Web site navigation system and a real-time response tracking and analysis system in one integrated solution. The goal of PermissionPlus is to convert anonymous Web site traffic into relationships, relationships into customers and customers into high value lifetime customers.

CMG Direct's traditional database marketing unit is a leading provider of targeted databases and database services to the direct marketing and Internet industries. Their proprietary databases include InfoBuyers, Educational and CMGExpress.net databases. InfoBuyers is a database of over 20 million direct mail information buyers with over 4,000 segmentations. CMG Direct, now in its 30th year, serves Internet and direct marketing clients.

"My goal with this transaction," said Ed Mullen, President and CEO of CMG Direct, "was to find a great partner for CMG Direct and PermissionPlus, and we found a fantastic one. CMG Direct compliments the marketing services unit of MSGI while PermissionPlus is the perfect partner for MSGI's Internet Group. PermissionPlus and Pegasus, combined into the MSGI Internet Group, creates a tremendous platform for organic growth, Internet acquisitions and incubations. MSGI's is a powerhouse, and when combined with the potential synergies associated with CMGI and GE Capital, our minority stockholders, we have a prescription for great success."

About CMGI

A recognized leader in the Internet arena, CMGI (NASDAQ: CMGI) has built a sizeable base of Internet operating companies and through its @Ventures affiliate, a large number of related and synergistic Internet investments, using the businesses and technologies of these companies to enhance the value of its core operating companies. This unique method of creating equity for its shareholders is what CMGI calls "creating net value." Microsoft, Intel and Sumitomo hold minority positions in CMGI. The CMGI Internet Group consists of its majority-owned subsidiary companies ADSmart, Engage Technologies, NaviSite, NaviNet, Planet Direct, Magnitude Network and ZineZone.com.

                                     -more-



MSGI 2-2-2

The company's @Ventures affiliates have ownership interests in Lycos, Inc. (NASDAQ: LCOS), blaxxun, GeoCities (NASDAQ: GCTY), Vicinity, ThingWorld.com, KOZ, Silknet, Chemdex, Speech Machines, Softway Systems, TicketsLive, Critical Path, MotherNature.com, Raging Bull, Universal Learning Technology, Visto, Virtual Ink, Ancestry.com, ONElist, Furniture.com, Boston Financial Network and Asimba. CMGI also includes CMG Direct, SalesLink, InSolutions and On-Demand Solutions as majority owned subsidiaries in the direct marketing, fulfillment and turnkey arenas. Corporate headquarters is located at 100 Brickstone Square, Andover, MA 01810. Telephone: 978-684-3600. Fax: 978-684-3814. Additional
information is available on the company's Web site http://www.cmgi.com

About MSGI

Marketing Services Group, Inc. (Nasdaq: MSGI) is a leader in the marketing services and Internet marketing industries. MSGI organizes their business into two divisions, marketing services and their Internet Group. GE Capital is a significant minority stockholder in MSGI. When this transaction closes CMGI will become a significant minority stockholder also. The MSGI's Internet Group provides Internet marketing, e-commerce, Web development and consulting. Its Marketing Services Group provides direct marketing and database marketing, telemarketing and telefundraising, media planning and buying and fulfillment.

MSGI plans to continue making acquisitions and investments in both Internet and marketing services companies. Its Corporate headquarters are located at 333 Seventh Avenue, New York, New York, 10001. Telephone: 212-594-7688. Fax:
212-465-8877. MSGI has offices in Atlanta, Boston, Chicago, Dallas, Detroit, Houston, Los Angeles, New York, Philadelphia, San Diego, San Francisco and London. MSGI provides services to more than 8,500 clients worldwide. Additional information is available on the company's Web site http://www.msginet.com.